FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 04, 2017

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc
Results for the half year ended 30 June 2017

Presentation of information
National Westminster Bank Plc (‘NatWest’) is a wholly-owned subsidiary of NatWest Holdings Limited (‘NatWest Holdings’ or ‘the holding company’), NatWest Holdings is owned by The Royal Bank of Scotland plc (RBS plc or ‘intermediate holding company’) and its ultimate holding company is The Royal Bank of Scotland Group plc (the ‘ultimate holding company’ or ‘RBSG’). The ‘Group’ or ‘NatWest Group’ comprises NatWest and its subsidiary and associated undertakings. ‘RBS Group’ comprises the ultimate holding company and its subsidiary and associated undertakings.

NatWest Holdings
NatWest Holdings was introduced as a direct subsidiary of RBS plc during 2016. NatWest and Adam & Company Group PLC were transferred from being direct subsidiaries of RBS plc to become direct subsidiaries of NatWest Holdings on 1 January 2017, in preparation for ring-fencing.

Ulster Bank (Ireland) Holdings Unlimited Company (UBIH)
UBIH was sold to NatWest Holdings on 1 January 2017 in preparation for ring-fencing. UBIH was classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, was no longer a reportable operating segment but presented as a discontinued operation. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

Presentation of information

Preparation for ring-fencing
RBS Group ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group intends to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets plc and RBSI Holdings (RBSI) will be separate banks outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals, as well as employee information and consultation procedures. All such actions and their respective timings may be subject to changes, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

On 1 January 2017 the RBS Group made the following key changes to the legal entity structure to support the move towards a ring-fenced structure:

●	UBIH was transferred from being an indirect subsidiary of NatWest Plc to NatWest Holdings;
●	RBSI transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG; and
●
NatWest Plc acquired Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited (Lombard and Invoice Finance) from RBS plc, and some smaller companies from other members of the RBS Group, it also sold an equity holding in RBSI to RBSG.

There are also plans to make further changes prior to 1 January 2019, including some key elements planned for Q2 2018 as below:

●
NatWest Holdings - A transfer of the Group’s Personal & Business Banking (PBB), Commercial & Private Banking (CPB) businesses and certain parts of Central items and NatWest Markets to subsidiaries of NatWest Holdings is planned for Q2 2018. It will be followed by a transfer of NatWest Holdings to RBSG.

Financial review

Highlights and key developments
NatWest Group reported an attributable profit of £1,495 million compared with an attributable loss of £76 million in H1 2016, primarily driven by higher income and lower operating expenses.

●	Total income increased by £1,647 million, 60%, to £4,371 million compared with £2,724 million in H1 2016, principally driven by:
○
Net interest income increased by £344 million to £2,698 million. The UK PBB and Commercial Banking businesses increased by £133 million to £1,852 million and by £183 million to £774 million respectively, reflecting strong mortgage balance growth, albeit with lower interest margin on new business. This was coupled with savings re-pricing benefits in UK PBB and the transfer in on 1 January 2017 of Lombard and Invoice Finance into Commercial Banking;

○ Income from trading activities increased by £561 million to £123 million compared with a loss of £438 million in H1 2016 reflecting IFRS and market volatility; and
○
Other operating income increased by £723 million to £784 million and included: £444 million gain realised in relation to NatWest’s equity holding in RBSI, accounted for as available-for-sale equity; a £132 million gain on sale of subsidiaries mainly in relation to UBIH (including recycling of £664 million FX reserves) and a gain of £63 million on the sale of Vocalink.

●
Other administrative expenses decreased by £291 million to £1,542 million mainly due to lower litigation and conduct costs of £282 million in H1 2017 compared to £505 million in H1 2016. H1 2017 included a release of £123 million in RBS plc in relation to Federal Housing Finance Agency (FHFA) provisions as part of the settlement arrangement in which RBSSI, an indirect subsidiary of NatWest Plc, booked an additional £274 million charge, which together net to a £151 million charge at RBS Group. H1 2016 included £250 million in relation to PPI provisions.

●	Impairment losses were £132 million compared with £38 million in H1 2016, primarily driven by losses in UK PBB, £87 million and Commercial Banking, £40 million.
●	The profit from discontinued operations in H1 2016 of £46 million related to UBIH which was transferred to NatWest Holdings on 1 January 2017.

Term Funding Scheme
The RBS Group has received £14 billion of funding under the Bank of England’s Term Funding Scheme (£5 billion drawn in Q4 2016 and £9 billion in Q1 2017) as at 30 June 2017. The participation of the scheme is split between NatWest Plc (£12 billion) and RBS plc (£2 billion). The balance drawn down by NatWest Plc increases intercompany loans to banks as the funds are lent to RBS plc from where the cash is managed.

Segment performance

●
UK PBB operating profit was £946 million compared with £671 million in H1 2016. Operating expenses decreased by £308 million primarily driven by lower litigation and conduct costs. Net interest income increased by £133 million to £1,852 million compared with £1,719 million in H1 2016, principally reflecting strong mortgage balance growth and savings re-pricing benefits. Impairment losses were £87 million compared with £49 million in H1 2016. Loans and advances to customers grew by £7.2 billion driven principally by continued strong mortgage growth and positive momentum across the business.

●
Commercial Banking operating profit was £674 million compared with £437 million in H1 2016. Total income increased by £391 million to £1,198 million compared with £807 million in H1 2016 driven by the transfer in of Lombard and Invoice Finance on 1 January 2017. Operating expenses increased by £92 million to £484 million. Loans and advances to customers increased by £14.2 billion to £55.5 billion driven by the transfer in of Lombard and Invoice Finance.

●
Private Banking operating profit was £89 million compared with £64 million in H1 2016. Total income was £271 million compared with £290 million in H1 2016 and operating expenses decreased by £46 million to £177 million.

●
NatWest Markets operating loss increased by £26 million to £114 million compared with a loss of £88 million in H1 2016, mainly driven by higher operating expenses of £89 million compared with £63 million in H1 2016.

●
Capital Resolution reported an operating loss of £340 million compared with £139 million in H1 2016, driven by an increase in operating expenses of £127 million to £294 million compared with £167 million in H1 2016, primarily due to an increase in litigation and conduct costs including a £274 million charge in relation to the settlement with the FHFA. A net impairment release of £2 million in H1 2017 compared with a loss of £9 million in H1 2016.

Financial review

Capital and leverage ratios
Capital resources, risk-weighted assets (RWAs) and leverage based on the PRA transitional arrangements for NatWest are set out below.

	30 June 2017	31 December 2016
Risk asset ratios (1)%		%
CET1	21.6	16.1
Tier 1	21.6	16.1
Total	29.2	23.3

Capital	£bn	£bn
CET1	12.5	10.4
Tier 1	12.5	10.4
Total	16.9	15.0

Risk-weighted assets	£bn	£bn
Credit risk
- non-counterparty	49.4	56.0
- counterparty	0.3	0.5
Market risk	0.5	0.7
Operational risk	7.7	7.2
Total RWAs	57.9	64.4

Leverage (2)
Leverage exposure (£bn)	174.2	169.6
Tier 1 capital (£bn)	12.5	10.4
Leverage ratio (%)	7.2	6.1

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%. The UK countercyclical capital buffer is currently 0.0%; in June 2017 the Financial Policy Committee (FPC) increased the rate from 0.0% to 0.5% effective June 2018. These minimum ratios exclude the G-SIB buffer and any bank specific buffers, including Pillar 2A and PRA buffer. The CBI has set a minimum total capital ratio of 10.50% with a minimum CET1 ratio of 7.00%; the countercyclical buffer is currently 0.00%.

(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

●	The CET1 ratio increased from 16.1% to 21.6%, mainly due to the reduction in significant investments following the transfer of UBIH (which includes UBI DAC) to NatWest Holdings.
●	RWAs decreased by £6.5 billion, mainly as a result of rule changes relating to significant investments.
●	The leverage ratio on a PRA transitional basis improved mainly due to the impact of the transfer of UBIH on CET1 capital.

Condensed consolidated income statement for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Interest receivable	3,058	2,924
Interest payable	(360)	(570)

Net interest income	2,698	2,354

Fees and commissions receivable	1,049	962
Fees and commissions payable	(283)	(215)
Income from trading activities	123	(438)
Other operating income	784	61

Non-interest income	1,673	370
Total income	4,371	2,724

Operating expenses	(2,322)	(2,551)

Profit before impairment losses	2,049	173
Impairment losses	(132)	(38)

Operating profit before tax	1,917	135
Tax charge	(421)	(257)

Profit/(loss) from continuing operations	1,496	(122)
Profit from discontinued operations net of tax	-	46

Profit/(loss) for the period	1,496	(76)

Attributable to:
Non-controlling interests	1	-
Ordinary shareholders	1,495	(76)
	1,496	(76)

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Profit/(loss) for the period	1,496	(76)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(26)	(995)
Tax	5	273

	(21)	(722)

Items that do qualify for reclassification
Available-for-sale financial assets	(312)	(22)
Cash flow hedges	-	1
Currency translation	(710)	861
Tax	14	15
	(1,008)	855

Other comprehensive (loss)/income after tax	(1,029)	133

Total comprehensive income for the period	467	57

Total comprehensive income is attributable to:
Non-controlling interests	1	62
Ordinary shareholders	466	(5)

	467	57

Condensed consolidated balance sheet as at 30 June 2017 (unaudited)

	30 June	31 December
	2017	2016
	£m	£m

Assets
Cash and balances at central banks	1,510	2,567
Amounts due from intermediate holding company and fellow subsidiaries	109,396	94,686
Other loans and advances to banks	2,981	2,466
Loans and advances to banks	112,377	97,152
Amounts due from fellow subsidiaries	2,481	3,223
Other loans and advances to customers	195,330	173,842
Loans and advances to customers	197,811	177,065
Debt securities	7,074	4,463
Equity shares	93	87
Settlement balances	3,067	1,693
Amounts due from intermediate holding company and fellow subsidiaries	1,824	2,929
Other derivatives	730	975
Derivatives	2,554	3,904
Intangible assets	503	484
Property, plant and equipment	2,736	2,160
Deferred tax	1,249	1,391
Prepayments, accrued income and other assets	487	534
Assets of disposal groups	127	24,976

Total assets	329,588	316,476

Liabilities
Amounts due to intermediate holding company and fellow subsidiaries	28,172	14,845
Other deposits by banks	17,321	5,200
Deposits by banks	45,493	20,045
Amounts due to fellow subsidiaries	6,738	4,859
Other customer accounts	234,892	229,080
Customer accounts	241,630	233,939
Debt securities in issue	253	301
Settlement balances	3,362	1,753
Short positions	2,468	4,591
Amounts due to intermediate holding company and fellow subsidiaries	3,208	4,294
Other derivatives	255	360
Derivatives	3,463	4,654
Provisions for liabilities and charges	6,393	6,659
Accruals and other liabilities	3,122	1,897
Retirement benefit liabilities	30	29
Amounts due to intermediate holding company	5,726	5,806
Other subordinated liabilities	1,467	1,489
Subordinated liabilities	7,193	7,295
Liabilities of disposal groups	-	19,313

Total liabilities	313,407	300,476

Equity
Non-controlling interests	84	420
Owners’ equity	16,097	15,580
Total equity	16,181	16,000

Total liabilities and equity	329,588	316,476

Balance sheet commentary

Total assets increased by £13.1 billion, 4%, to £329.6 billion compared to £316.5 billion at 31 December 2016, reflecting increases in loans and advances to banks and loans and advances to customers partially offset by the decrease in assets of disposal groups.

Loans and advances to banks increased by £15.2 billion, 16%, to £112.4 billion compared with £97.2 billion at 31 December 2016, mainly in relation to amounts due from the intermediate holding company and fellow subsidiaries which increased by £14.7 billion, 16%, to £109.4 billion, part of which related to the placing of surplus funds with RBS plc following the Term Funding Scheme draw down as well as new inter-company balances created following the transfer of UBIH to NatWest Holdings.

Loans and advances to customers increased by £20.7 billion, 12%, to £197.8 billion compared with £177.1 billion at 31 December 2016, primarily relating to the transfer in of Lombard and Invoice finance, £15 billion, and in UK PBB which increased by £7.2 billion due to mortgage balance growth.

The decrease in assets and liabilities of disposal groups from £25.0 billion to £0.1 billion and from £19.3 billion to nil respectively, reflecting the transfer of UBIH to NatWest Holdings.

Deposits by banks increased by £25.4 billion to £45.5 billion, third party deposits increased by £12.1 billion mainly in relation to the draw down of funds under the Bank of England Term Funding Scheme and amounts due to the intermediate holding company and fellow subsidiaries increased £13.3 billion, following the business transfers.

Customer deposits increased by £7.7 billion, 3% to £241.6 billion, third party deposits increased by £5.8 billion mainly due to balance growth in UK PBB.

Owner’s equity remained stable at £16.1 billion. The total comprehensive income attributable to ordinary share holders in the period of £0.5 billion included the attributable profit in the period of £1.5 billion, the recycling of £0.7 billion to FX reserves, mainly in relation to the disposal of UBIH, and £0.4 billion recycling of available-for-sale gains mainly in relation to the disposal of NatWest’s equity holding in RBSI.

Condensed consolidated statement of changes in equity for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Called up share capital
At beginning and end of period	1,678	1,678

Share premium
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	307	18
Unrealised gains	131	-
Realised gains	(443)	(22)
Tax	-	5

At end of period	(5)	1

Cash flow hedging reserve
At beginning of period	-	(1)
Amount transferred from equity to earnings	-	1

At end of period	-	-

Foreign exchange reserve
At beginning of period	1,626	821
Retranslation of net assets	20	848
Foreign currency losses on hedges of net assets	(55)	(49)
Tax	14	10
Recycled to profit or loss on disposal of businesses	(675)	-

At end of period	930	1,630

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	9,097	9,433
Profit/(loss) attributable to ordinary shareholders
- continuing operations	1,495	(122)
- discontinued operations	-	46
Capital contribution	51	1,300
Loss on remeasurement of retirement benefit schemes	-	-
- gross	(26)	(995)
- tax	5	273
Loss on transfer of fellow subsidiary	-	(59)
At end of period	10,622	9,876
Owners’ equity at end of period	16,097	16,057

Non-controlling interests
At beginning of period	420	346
Currency translation adjustments and other movements	-	62
Profit attributable on non-controlling interests	1	-
Equity transferred from fellow subsidiary	8	-
Equity withdrawn and disposals	(345)	-
At end of period	84	408
Total equity at end of period	16,181	16,465

Total equity is attributable to:
Non-controlling interests	84	408
Ordinary shareholders	16,097	16,057
	16,181	16,465

Condensed consolidated cash flow statement for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Operating activities
Operating profit before tax from continuing operations	1,917	135
Profit before tax from discontinued operations	-	46
Adjustments for non-cash items	(515)	(6,024)
	1,402	(5,843)
Changes in operating assets and liabilities	9,427	5,953

Net cash flows from operating activities before tax	10,829	110
Income taxes (paid)/received	(8)	55

Net cash flows from operating activities	10,821	165

Net cash flows from investing activities	4,386	(914)

Net cash flows from financing activities	(361)	1,194

Effects of exchange rate changes on cash and cash equivalents	(563)	2,294

Net increase in cash and cash equivalents	14,283	2,739
Cash and cash equivalents at beginning of period	79,764	86,543

Cash and cash equivalents at end of period	94,047	89,282

Notes

1. Basis of preparation
The Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the 2016 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 40. The risk factors which could materially affect the Group’s future results are described on pages 43 to 45.

Having reviewed the Group’s forecasts, projections, and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2017 have been prepared on a going concern basis.

2. Accounting policies
The Group’s principal accounting policies are set out on pages 102 to 110 of the 2016 Annual Report and Accounts. Amendments to IFRSs effective for 2017 have not had a material effect on the Group’s 2017 interim results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 110 to 112 of the Group’s 2016 Annual Report and Accounts. The risk factors are set out on pages 43 to 45.

3. Operating expenses	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Staff costs	(507)	(503)
Premises and equipment	(137)	(134)
Other administrative expenses (1)	(1,542)	(1,833)
Depreciation and amortisation	(136)	(65)
Write down of other intangible assets	-	(16)

	(2,322)	(2,551)

Note:
(1)	Includes costs relating to customer redress, residential mortgage backed securities and litigation and other regulatory - see Note 8 for further details.

Notes

4. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19.25% (2016 - 20%) as analysed below:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Profit before tax	1,917	135

Expected tax charge	(369)	(27)
Losses and temporary differences in period where no deferred tax asset recognised	(142)	(83)
Foreign profits taxed at other rates	73	41
Items not allowed for tax
- losses on disposals and write-downs	(72)	-
- regulatory and legal actions	6	(53)
- other disallowable items	(2)	(27)
Non-taxable items
- non taxable gain on transfer of fellow subsidiaries	180	-
- other	24	6
Taxable foreign exchange movements	(1)	-
Losses brought forward and utilised	(1)	-
Banking surcharge	(113)	(58)
Adjustments in respect of prior periods	(4)	(56)

Actual tax charge	(421)	(257)

At 30 June 2017, the Group has recognised a deferred tax asset of £1,249 million (31 December 2016 - £1,391 million) and a deferred tax liability of £61 million (31 December 2016 - £23 million). These include amounts recognised in respect of UK trading losses of £581 million (31 December 2016 - £619 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2017 and concluded that it is recoverable based on future profit projections.

Notes

5. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

					Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	assets	Total
Assets	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	1,510		1,510
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	8,992	163	-	100,241		109,396
- reverse repos	693	-	-	-		693
- other	-	-	-	2,288		2,288
Loans and advances to customers
- amounts due from fellow subsidiaries	2,431	-	-	50		2,481
- reverse repos	7,178	-	-	-		7,178
- other	107	257	-	187,788		188,152
Debt securities	5,516	-	440	1,118		7,074
Equity shares	11	38	44	-		93
Settlement balances	-		-	3,067		3,067
Derivatives
- amounts due from intermediate holding company and fellow subsidiaries	1,824					1,824
- other	730					730
Assets of disposal groups					127	127
Other assets	-	-	-	-	4,975	4,975

30 June 2017	27,482	458	484	296,062	5,102	329,588

Cash and balances at central banks	-	-	-	2,567		2,567
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	7,815	340	-	86,531		94,686
- reverse repos	774	-	-	-		774
- other	-	-	-	1,692		1,692
Loans and advances to customers
- amounts due from fellow subsidiaries	3,170	-	-	53		3,223
- reverse repos	7,476	-	-	-		7,476
- other	459	-	-	165,907		166,366
Debt securities	4,102	-	361	-		4,463
Equity shares	7	44	36	-		87
Settlement balances	-		-	1,693		1,693
Derivatives
- amounts due from intermediate holding company and fellow subsidiaries	2,929					2,929
- other	975					975
Assets of disposal groups					24,976	24,976
Other assets	-	-	-	-	4,569	4,569
	-	-	-	-	-	-
31 December 2016	27,707	384	397	258,443	29,545	316,476

For the notes to this table refer to the next page.

Notes

5. Financial instruments: classification (continued)

			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	2,112	-	26,060		28,172
- repos	1,578	-	-		1,578
- other	1	-	15,742		15,743
Customer accounts
- amounts due to fellow subsidiaries	8	-	6,730		6,738
- repos	15,292	-	-		15,292
- other	12	223	219,365		219,600
Debt securities in issue	-	251	2		253
Settlement balances	-	-	3,362		3,362
Short positions	2,468	-			2,468
Derivatives
- amounts due to intermediate holding company and fellow subsidiaries	3,208				3,208
- other	255				255
Subordinated liabilities
- amounts due to intermediate holding company	-	-	5,726		5,726
- other	-	-	1,467		1,467
Other liabilities	-	-	776	8,769	9,545

30 June 2017	24,934	474	279,230	8,769	313,407

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	2,146	-	12,699		14,845
- repos	1,744	-	-		1,744
- other	1	-	3,455		3,456
Customer accounts
- amounts due to fellow subsidiaries	8	-	4,851		4,859
- repos	11,312	-	-		11,312
- other	10	431	217,327		217,768
Debt securities in issue	-	-	301		301
Settlement balances	-	-	1,753		1,753
Short positions	4,591	-	-		4,591
Derivatives
- amounts due to intermediate holding company and fellow subsidiaries	4,294				4,294
- other	360				360
Subordinated liabilities
- amounts due to intermediate holding company	-	-	5,806		5,806
- other	-	-	1,489		1,489
Liabilities of disposal groups				19,313	19,313
Other liabilities	-	-	757	7,828	8,585

31 December 2016	24,466	431	248,438	27,141	300,476

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value through profit and loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2016 Annual Report and Accounts. Valuation and input methodologies are consistent with those described in the 2016 Annual Report and Account Note 9 - Financial instruments valuations.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn

30 June 2017
Loans and advances	-	19.5	0.3	19.8
Debt securities	5.4	0.6	-	6.0
- of which AFS	-	0.4	-	0.4
Equity shares	-	0.1	-	0.1
- of which AFS	-	0.1	-	0.1
Derivatives	-	2.5	-	2.5

	5.4	22.7	0.3	28.4

Proportion	19.0%	79.9%	1.1%	100%

31 December 2016
Loans and advances	-	19.6	0.4	20.0
Debt securities	4.2	0.3	-	4.5
- of which AFS	0.3	0.1	-	0.4
Equity shares	-	0.1	-	0.1
Derivatives	-	3.9	-	3.9

	4.2	23.9	0.4	28.5

Proportion	14.7%	83.9%	1.4%	100%

Liabilities

30 June 2017
Deposits	-	19.2	-	19.2
Debt securities in issue	-	-	0.3	0.3
Short positions	2.4	0.1	-	2.5
Derivatives	-	3.4	-	3.4

	2.4	22.7	0.3	25.4

Proportion	9.4%	89.4%	1.2%	100%

31 December 2016
Deposits	-	15.7	-	15.7
Short positions	4.6	-	-	4.6
Derivatives	-	4.6	-	4.6

	4.6	20.3	-	24.9

Proportion	18.5%	81.5%	-	100%

For the notes to this table refer to the following page.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, mortgage loans, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)
Level 3 balances at 30 June 2017 comprise loans and advances of £0.3bn (31 December 2016 - £0.4bn) with a sensitivity of +£20m/-nil (31 December 2016 - +£40m/-£30m) and debt securities in issue of £0.3bn (31 December 2016 - nil) with a sensitivity of + £30m/-£30m (31 December 2016 - nil). Valuation techniques are consistent with those at 2016 year end as described in Note 9 – Financial instruments valuation in the Group’s 2016 Annual Report and Accounts.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2017		31 December 2016
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	101.7	102.1	87.6	88.1
Loans and advances to customers	187.8	187.3	166.0	166.0
Debt securities	1.1	1.1	-	-

Financial liabilities
Deposits by banks	23.4	23.5	11.1	12.1
Customer accounts	26.9	26.9	24.9	24.9
Debt securities in issue	-	-	0.3	0.3
Subordinated liabilities	7.2	7.1	7.3	7.0

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes

6. Loan impairment provisions and risk elements in lending

Loan impairment provisions
Operating profit is stated after net loan impairment charges of £132 million (H1 2016 - £38 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2017 from £1,563 million to £1,512 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	1,563	5,335
Currency translation and other adjustments	(1)	352
Transfer to fellow subsidiaries	106	-
Amounts written-off	(325)	(1,292)
Recoveries of amounts previously written-off	53	33
Release/(charge) to income statement
- continuing operations	132	38
- discontinued operations	-	(27)
Unwind of discount (recognised in interest income)
- continuing operations	(16)	(20)
- discontinued operations	-	(22)

At end of period	1,512	4,397

As at 30 June 2017 there were no provisions in respect of loans and advances to banks (30 June 2016 - nil).

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased from £2,560 million to £2,457 million in the half year ended 30 June 2017 and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	2,560	8,364
Currency translation and other adjustments	(6)	619
Transfers from fellow subsidiaries	284	-
Additions	626	801
Transfers between REIL and potential problem loans	(48)	(73)
Transfer to performing book	(158)	(383)
Repayments and disposals	(476)	(682)
Amounts written-off	(325)	(1,292)

At end of period	2,457	7,354

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 62% at 30 June 2017 (30 June 2016 - 60%).

Notes

7. Discontinued operations and assets and liabilities of disposal groups
As part of implementing legislation following the recommendations of the Independent Commission on Banking, on 1 January 2017 Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings. NatWest Holdings is a subsidiary of RBS plc, the intermediate parent company of the Group. Accordingly, UBIH has been classified as a disposal group at 31 December 2016 and presented as a discontinued operation, with comparatives re-presented.

(a) Profit from discontinued operations, net of tax
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m
UBIH
Interest receivable	-	227
Interest payable	-	(29)

Net interest income	-	198
Non-interest income	-	116

Total income	-	314
Operating expenses	-	(295)

Profit before impairment releases	-	19
Impairment releases	-	27

Operating profit before tax	-	46
Tax	-	-

Profit from UBIH discontinued operations net of tax	-	46

(b) Assets and liabilities of disposal groups
	30 June	31 December
	2017	2016
	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	249
Loans and advances to banks	-	2,418
Loans and advances to customers	-	18,922
Debt securities and equity shares	-	2,953
Derivatives	-	94
Property, plant and equipment	127	67
Other assets	-	273
	127	24,976

Liabilities of disposal groups
Deposits by banks	-	1,309
Customer accounts	-	16,113
Debt securities in issue	-	1,179
Derivatives	-	126
Subordinated liabilities	-	76
Other liabilities	-	510
	-	19,313
At 31 December 2016, disposal groups comprise the third party assets of UBIH and the Group's interest in RBS International, the transfer to NatWest Holdings and RBSG respectively was completed on 1 January 2017.

(c) Operating cash flows attributable to discontinued operations
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Net cash flows from operating activities	-	352
Net cash flows from investing activities	-	241
Net cash flows from financing activities	-	(117)
Net increase in cash and cash equivalents	-	1,017

Notes

8. Provisions for liabilities and charges

	Payment	Other	Residential	Litigation and
	protection	customer	mortgage backed	other
	insurance	redress (1)	securities	regulatory	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	753	562	4,966	86	292	6,659
Transfer from/to accruals and other liabilities	-	-	(8)	(10)	30	12
Transfer	-	-	-	(1)	1	-
Acquisition of fellow subsidiaries	-	55	-	4	12	71
Currency translation and other movements	-	(1)	(253)	(3)	1	(256)
Charge to income statement (2)	-	7	271	4	112	394
Releases to income statement (2)	(2)	(39)	-	(2)	(40)	(83)
Provisions utilised	(94)	(121)	(44)	(12)	(133)	(404)

At 30 June 2017	657	463	4,932	66	275	6,393

Notes:
(1)	Closing provisions primarily relate to investment advice, packaged accounts (including costs), and tracker mortgages.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
The cumulative charge in respect of PPI is £2.9 billion, of which £2.2 billion (76%) in redress and expenses had been utilised by 30 June 2017. Of the £2.9 billion cumulative charge, £2.7 billion relates to redress and £0.2 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	58%	59%	+/-5	+/-40
Uphold rate (1)	90%	91%	+/-5	+/-25
Average redress	£1,688	£1,679	+/-5	+/-22

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 10.

Notes

Retail mortgage backed securities (RMBS)
The RBS Group has reached a settlement with the Federal Housing Finance Agency (FHFA) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to the RBS Group’s issuance and underwriting of approximately US$32 billion (£25 billion) of RMBS in the US. As part of the settlement, FHFA's outstanding litigation against the RBS Group relating to those securities has been withdrawn.

Under the settlement, the RBS Group has paid the FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) has been reimbursed to the RBS Group under indemnification agreements with third parties. The cost to the RBS Group (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) is largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in the RBS Group in H1 2017 in relation to the FHFA case.

The Group held a provision of US$6.4 billion (£4.9 billion) against RMBS litigations and reviews at 30 June 2017, of which $4.49 billion (£3.5 billion) related to the FHFA case that has now been resolved. An incremental charge of US$352million (£274 million) was recorded by the Group in H1 2017 in relation to the FHFA case. This was offset at RBS Group by an incremental release by RBS plc of US$155 million (£123 million).

For further information refer to Note 10.

Litigation and other regulatory
RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.

9. Contingent liabilities and commitments
	30 June	31 December
	2017	2016
	£m	£m

Guarantees and assets pledged as collateral security	757	869
Other contingent liabilities	891	1,222
Standby facilities, credit lines and other commitments	51,488	55,363
Contingent liabilities and commitments	53,136	57,454

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the Group’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

Notes

10. Litigation, investigations and reviews
NatWest Group and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2017 (refer to Note 8).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group’s position in the matter.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to the RBS Group it may also have an adverse effect on the Group.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the Group’s 2016 Annual Report and Accounts on page 211 and in the Group’s 2016 Annual Report on Form 20-F on page 246.

Notes

10. Litigation, investigations and reviews (continued)
Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability, have since been reached and the RBS Group has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available is £900 million and is subject to validation of claims. The RBS Group has increased its total provision to £900 million in relation to this matter.

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. In the event that any claimant is subsequently permitted to continue with the proceedings, they would be defended by the RBS Group on the grounds previously set out. The RBS Group is not aware of any such application having been made.

Residential mortgage-backed securities (RMBS) litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a lawsuit against the RBS Group in the United States District Court for the District of Connecticut, relating to approximately US$32 billion of RMBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. On 12 July 2017, the RBS Group announced the settlement of this matter. Pursuant to the settlement agreement, the RBS Group has paid FHFA US$5.5 billion, and FHFA has withdrawn its claims relating to the securities at issue in the case. Of that settlement amount, US$754 million has been reimbursed to the RBS Group under indemnification agreements with third parties. The net cost to the RBS Group of the settlement was largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in relation to this matter.

RBS Securities inc. remains a defendant in a separate, unresolved FHFA lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, which is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

Notes

10. Litigation, investigations and reviews (continued)
RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 30 June 2017, the Group’s total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 28), was £4.9 billion ($6.4 billion) of which £3.5 billion ($4.49 billion) related to the FHFA case that has now been resolved. The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

With respect to certain of the RMBS claims described above, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming the RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

Notes

10. Litigation, investigations and reviews (continued)
In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

On 10 March 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against the RBS Group, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same US law USD LIBOR-related claims against the RBS Group and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court.

Certain members of the RBS Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs’ antitrust claims on 28 March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase. In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction. The other matters described in this paragraph are subject to motions to dismiss that are currently pending.

Details of LIBOR investigations involving the RBS Group are set out under ‘‘Investigations and reviews’’ on page 29.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

Notes

10. Litigation, investigations and reviews (continued)
FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of “consumers and end-user businesses” lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint, which is subject to a renewed motion to dismiss.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs’ appeal of this dismissal remains pending.

Beginning in September 2016, several class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The plaintiffs define “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. It is alleged that certain RBS Group companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. The RBS Group and the other defendants anticipate making a motion to dismiss the claims asserted in these actions after the plaintiffs file a single, consolidated complaint.

On 12 July 2017, a class action complaint was filed against RBS Group companies in the United States District Court for the Southern District of New York. The complaint alleges that the RBS Group breached contracts with counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look”, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment.

In September 2015, certain members of the RBS Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. The RBS Group has settled these matters for approximately CAD 13 million. The settlement amount has been paid into escrow pending court approval of the settlement.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. The RBS Group anticipates making a motion to dismiss these claims.

Notes

10. Litigation, investigations and reviews (continued)
Swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the RBS Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

On 28 July 2017, the Court overseeing the above matters dismissed all claims against RBS Group companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period, which will now proceed to the discovery phase.

On 8 June 2017, TeraExchange filed another complaint against the RBS Group and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The RBS Group anticipates making a motion to dismiss the complaint in this matter.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. PAG has been granted leave to appeal that decision by the Court of Appeal. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns certain similar allegations to those in PAG, is currently scheduled to go to trial in October 2017. The sum claimed is between £114 million and £669 million.

Notes

10. Litigation, investigations and reviews (continued)
In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against the RBS Group, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017.

Tax dispute
HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that the RBS Group dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Investigations and reviews
The RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Notes

10. Litigation, investigations and reviews (continued)
The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

Ongoing investigations into the same or similar issues by several state attorneys general are at various stages, with those of the New York and California attorneys general being further progressed than the others.

As at 30 June 2017, the total aggregate of provisions in relation to certain of the RMBS investigations (described immediately above) and RMBS litigation matters (set out under “Litigation” on page 22) was £4.9 billion ($6.4 billion), of which £3.5 billion ($4.49 billion) related to the FHFA case that has now been resolved. The RBS Group continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters and with several state attorneys general in their investigations. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the Group’s Annual Report and Accounts on page 211 and in the Group’s 2016 Annual Report on Form 20-F on page 246.

Notes

10. Litigation, investigations and reviews (continued)
RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI.
RBSSI is in advanced discussions to resolve the matter.

US mortgages - loan repurchase matters
RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.

LIBOR and other trading rates
From February 2013 to December 2016, the RBS Group entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required the RBS Group to pay significant penalties. As part of these resolutions, the RBS Group made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission. The RBS Group continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in the RBS Group’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

Notes

10. Litigation, investigations and reviews (continued)
RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

Interest rate hedging products (IRHP) redress programme
Since 2013, the RBS Group and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

The Group’s provisions in relation to the above redress exercises total £1 billion to date for these matters, virtually all of which had been utilised at 30 June 2017.

Judicial Review of Skilled Person’s role in IRHP review
The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has been granted permission to appeal that decision, and the appeal hearing is scheduled to take place in December 2017.

The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

Notes

10. Litigation, investigations and reviews (continued)
The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. The RBS Group started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

The Group’s provisions in relation to investment advice total £105 million to date for these matters, of which £54 million had been utilised at 30 June 2017.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made gross provisions totalling £229 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. The RBS Group is taking into consideration and, where relevant, addressing the findings from this review.

FCA review of the RBS Group’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

Notes

10. Litigation, investigations and reviews (continued)
A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

On 8 November 2016, the FCA published an update on its review. In response, the RBS Group announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. These steps have been developed with the involvement of the FCA which agreed that they are appropriate for the RBS Group to take.

The Group estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £223 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA announced in November 2016 that its review is continuing. The RBS Group continues to cooperate fully with the review.

FCA investigation into RBS plc’s compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified the RBS Group that it is undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers.  The RBS Group is cooperating with the investigation.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

Notes

10. Litigation, investigations and reviews (continued)
The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and the RBS Group submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it was carefully considering the issues raised and would make a further announcement before 31 March 2017.

On 2 March 2017, the FCA published Policy Statement 17/3, its final rules and guidance on PPI complaint handling. The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019. New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated.

In June 2017, the claims management company ‘We Fight Any Claim’ issued judicial review proceedings challenging elements of the FCA’s Policy Statement, including the proposed 2019 deadline.

The Group has made provisions totalling £2.9 billion to date for PPI claims, including an additional provision of £362 million in 2016, in response to the anticipated further delay in guidance. Of the £2.9 billion cumulative provision, £2.2 billion had been utilised by 30 June 2017. The Group does not currently anticipate that an additional provision for PPI will be required.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

Notes

10. Litigation, investigations and reviews (continued)
At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on the RBS Group, which may be material.

FCA Wholesale Sector Competition Review
In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The FCA has announced that the prohibition on restrictive contractual clauses is to take effect from 3 January 2018.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Q1 2018.

At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models, The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA’s preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group, which in due course may be material.

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

Notes

10. Litigation, investigations and reviews (continued)
In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

Key points
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS Group’s US operations;
●	a plan to oversee compliance by RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group’s US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 the RBS Group and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, the RBS Group and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that the RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

Notes

10. Litigation, investigations and reviews (continued)
The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q4 2017. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and the RBS Group continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Notes

10. Litigation, investigations and reviews (continued)
Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions
Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including the RBS Group and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. In common with other banks, the RBS Group is responding to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. The RBS Group made a provision totalling EUR 211 million in 2016 for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes

11. Segmental analysis
The business is organised into the following franchises and reportable segments:

●	UK Personal & Business Banking (UK PBB) which is a single reportable segment;

●	Commercial & Private Banking (CPB) which comprises two reportable segments: Commercial Banking and Private Banking;

●	NatWest Markets (NWM) which is a single reportable segment;

●	Capital Resolution which consists of non-strategic markets, portfolios and banking assets; and

●	Central items & other which comprises corporate functions and includes disposal groups.

Analysis of operating profit/(loss)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
At 30 June 2017	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,852	286	2,138	(1,105)	(87)	946

Commercial Banking	774	424	1,198	(484)	(40)	674
Private Banking	187	84	271	(177)	(5)	89

Commercial & Private Banking	961	508	1,469	(661)	(45)	763

NatWest Markets	3	(28)	(25)	(89)	-	(114)
Capital Resolution	-	(48)	(48)	(294)	2	(340)
Central items & other	(118)	955	837	(173)	(2)	662
Total	2,698	1,673	4,371	(2,322)	(132)	1,917

At 30 June 2016

UK Personal & Business Banking	1,719	414	2,133	(1,413)	(49)	671

Commercial Banking	591	216	807	(392)	22	437
Private Banking	192	98	290	(223)	(3)	64

Commercial & Private Banking	783	314	1,097	(615)	19	501

NatWest Markets	2	(27)	(25)	(63)	-	(88)
Capital Resolution	6	31	37	(167)	(9)	(139)
Central items & other	(156)	(362)	(518)	(293)	1	(810)
Total	2,354	370	2,724	(2,551)	(38)	135

Notes

11. Segmental analysis (continued)

			Half year ended
	30 June 2017			30 June 2016
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,512	1	2,513	2,564	(2)	2,562

Commercial Banking	1,153	9	1,162	733	9	742
Private Banking	307	10	317	336	18	354

Commercial & Private Banking	1,460	19	1,479	1,069	27	1,096

NatWest Markets	16	-	16	(11)	-	(11)
Capital Resolution	(45)	1	(44)	38	1	39
Central items & other	1,071	(21)	1,050	(151)	(26)	(177)

Total	5,014	-	5,014	3,509	-	3,509

			30 June 2017		31 December 2016
			Assets	Liabilities	Assets	Liabilities
Total assets and liabilities			£m	£m	£m	£m

UK Personal & Business Banking			128,759	134,905	120,903	132,152

Commercial Banking			59,758	87,758	43,815	73,378
Private Banking			27,844	26,719	28,228	27,180

Commercial & Private Banking			87,602	114,477	72,043	100,558

NatWest Markets			31,125	28,252	29,029	25,767
Capital Resolution			2,631	7,204	3,007	7,489
Central items & other			79,471	28,569	91,494	34,510

Total			329,588	313,407	316,476	300,476

Notes

12. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)
The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2016 are included in the 2016 Annual Report and Accounts.

13. Date of approval
The Interim results for the half year ended 30 June 2017 were approved by the Board of directors on 3 August 2017.

14. Post balance sheet events
Other than matters disclosed, there have been no further significant events between 30 June 2017 and the date of approval of this announcement.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

3 August 2017

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie John Hughes Penny Hughes Yasmin Jetha Brendan Nelson Sheila Noakes Mike Rogers Mark Seligman

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, and related Notes 1 to 14, (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
3 August 2017

Risk factors

Summary of our principal risks and uncertainties (Not within the scope of EY’s review report)
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management section of the 2016 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 203 to 235 of the 2016 Annual Report and Accounts and on pages 238 to 271 of the Group’s Form 20-F, which should be read together with the Group’s other public disclosures. The Group is (and following the implementation of the UK ring-fencing regime will remain) a principal subsidiary of RBSG and, accordingly, risk factors which relate to RBSG and RBS plc will also directly or indirectly impact the Group.

●
Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group including with respect to the perimeter of the Group’s activities and the assets that it holds. These changes will have a material adverse effect on the Group. The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) are extraordinarily complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s and the Group’s other ongoing restructuring efforts. There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain.

●
The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum) and more generally arising from the outcome of general elections in the UK and changes in government policies, including as a shareholder, which could adversely impact the Group’s business, results of operations, financial condition and prospects.

●
Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group is no longer able to rely on the passporting framework for financial services applicable in the EU, which may affect current restructuring plans and have a material adverse effect on the Group.

●
The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived economic and financial market conditions in the UK and globally and other global risks, including risks arising out of geopolitical events and political developments, and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●
Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●
The RBS Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the RBS Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed.

●
The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBS Group’s operations, operating results, reputation, financial position and future prospects.

Risk factors

●
Operational risks are inherent in the Group’s businesses and these risks are heightened as a result of key strategic and regulatory initiatives being implemented by the RBS Group and the Group and against the backdrop of legal and regulatory changes.

●
The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.

●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
●
The RBS Group and the Group operate in markets that are subject to intense scrutiny by the competition authorities and their businesses and results of operations could be materially affected by competition rulings and other government measures.

●
The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group and the Group operate or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●
The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets. Effective management of the RBS Group and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue the RBS Group’s strategy of returning to stand-alone strength, resume dividend payments on its ordinary shares and maintain discretionary payments.

●
Failure by the RBS Group or the Group to comply with regulatory capital and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation.

●
The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●
As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.

●	The Group’s borrowing costs and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.
●
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. If the Group is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected or it may result in higher funding costs which may impact the Group’s margins and profitability.

●
The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.

●	Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.
●
The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks including the risk of not meeting stated management targets, and the RBS Group (including the Group) may not be a viable, competitive, customer-focused and profitable banking group as a result.

Risk factors

●
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●
The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of the RBS Group’s or the Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the Group to regulatory sanctions.

●
The Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.

●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●
The RBS Group and Group may be adversely impacted if their risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

●	A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objectives.
●
HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of its securities.

●
The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●
The RBS Group and its subsidiaries, including the Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●
The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write- down or conversion of securities issued by the RBS Group or the Group.

●
In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2016 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Matt Waymark	Investor Relations	+44 (0) 20 7672 1758

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of RBSG’s residual EU State Aid obligations; the continuation of RBSG’s and the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG’s and the Group’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group’s or the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors and other uncertainties set out in the Group’s 2016 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission and other risk factors and uncertainties discussed in this document. These include the significant risks for RBSG and the Group presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the vote to leave in the EU Referendum and from the outcome of general elections in the UK and changes in government policies; RBSG’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs; RBSG’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; RBSG’s and the Group’s ability to achieve their capital and leverage requirements or targets which will depend in part on RBSG and the Group’s success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG’s and the Group’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG’s and the Group’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group’s business and will increase as a result of RBSG’s and the Group’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBSG’s and the Group’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG’s or the Group’s IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG’s and the Group’s capital positions; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG’s and the Group’s financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBSG and the Group do not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal entity identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 August 2017

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary